SECURITIES  AND  EXCHANGE  COMMISION
                              WASHINGTON,  DC  20549

                                  SCHEDULE  13D
                                 (RULE  13D-101)

             INFORMATION  TO  BE  INCLUDED  IN  STATEMENTS  FILED  PERSUANT
            TO  RULE  13D-1(A)  AND  AMENDMENTS  THERETO  FILED  PURSUANT  TO
                                  RULE  13D-2(A)

                             (AMENDMENT  NO.  ___)  (1)

                               BIO-RESPONSE,  INC.
                               ------------------
                                (NAME  OF  ISSUER)



                                  COMMON  STOCK
                                  ------------
                         (TITLE  OF  CLASS  OF  SECURITIES)

                                    87944M107
                                    ---------
                                 (CUSIP  NUMBER)

                                 SALLY  A.  FONNER
                                       sole
                       shareholder of Capston Network Company
                              1612  N.  OSCEOLA  AVE.
                              CLEARWATER,  FL  33755
                                  727/443-3434
                                  ------------
                  (NAME,  ADDRESS  AND  TELEPHONE  NUMBER  OF  PERSON
               AUTHORIZED  TO  RECEIVED  NOTICES  AND  COMMUNICATIONS)


                                    04/05/1999
                                    ----------
             (DATE  OF  EVENT  WHICH  REQUIRES  FILING  OF  THIS  STATEMENT)



IF THE FILING PERSON HAD PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(G), CHECK THE FOLLOWING BOX [_]

     NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING THE EXHIBITS. SEE RULE 13D-7(B) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.




                         (CONTINUED  ON  FOLLOWING  PAGES)

                               (PAGE  1  OF  1  PAGES)

----------------
     (1) THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT WITH RESPECT TO SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER SEE THE NOTES)

1     NAMES  OF  THE  REPORTING  PERSONS
      I.R.S.  IDENTIFICATION  NOS.  OF  ABOVES  PERSONS  (ENTITIES  ONLY)

      SALLY FONNER AS THE SOLE SHAREHOLDER OF CAPSTON NETWORK COMPANY IRS NUMBERS NOT DISCLOSED

2     CHECK  THE  APPROPRIATE  BOX  IF  MEMBER  OF  A  GROUP

      (A)     [_]
      (B)     [X]

3     SEC  USE  ONLY


4     SOURCE  OF  FUNDS

      SC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

      [_]

6     CITIZENSHIP  OR  PLACE  OF  EMPLOYMENT

      UNITED  STATES  OF  AMERICA

NUMBER  OF          7     SOLE  VOTING  POWER

SHARES                    71,520  SHARES

BENEFICIALLY        8     SHARED  VOTING  POWER

OWNED  BY                 0  SHARES

EACH                9     SOLE  DISPOSITIVE  POWER

REPORTING                 71,520  SHARES

PERSON  WITH        10    SHARED  DISPOSITVE  POWER

                          0  SHARES

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       71,520  SHARES

12     CHECK  BOX  IF  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES  CERTAIN
       SHARES   [_]

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMMOUNT  IN  ROW  (11)
     9%

14     TYPE  OF  REPORTING  PERSON

CO

ITEM  1     SECURITY  AND  ISSUER
CLASS:      COMMON  STOCK           (THE  "SHARES"  OR  "BIO-RESPONSE  SHARES")
ISSUER:     BIO-RESPONSE,  INC.     (THE  COMPANY)
            1612  NORTH  OSCEOLA  AVENUE
            CLEARWATER,  FL  33755-2447

ITEM  2     IDENTITY  AND  BACKGROUND

(A)    NAME
       SALLY  FONNER  AS  THE  SOLE  SHAREHOLDER  OF  CAPSTON  NETWORK  COMPANY
       WHICH  IS  THE  RECORD  HOLDER.  ("CAPSTON")

(B)    RESIDENCE  OR  BUSINESS  ADDRESS
       1612  NORTH  OSCEOLA  AVENUE
       CLEARWATER,  FL  33755-2447

(C)    PRESENT  PRINCIPAL  OCCUPATION  OR  EMPLOYMENT
       ACQUISITIONS

(D)    CRIMINAL  CONVICTIONS
       NEITHER CAPSTON NOR SALLY A. FONNER, ITS SOLE SHAREHOLDER, HAVE BEEN CONVICTED IN A CRIMINAL PROCEEDING.

(E)    FEDERAL  OR  STATE  SECURITIES  ACTIONS
       NEITHER  CAPSTON  NOR  SALLY  A.  FONNER,  ITS  SOLE  SHAREHOLDER,  ARE
       ZUBJECT  TO  A JUDGEMENT,  DECREE  OR  FINAL  ORDER   ENJOINING  FUTURE
       VIOLATIONS OF FEDERAL OR  STATE SECURITIES  LAWS.

(F)    CITIZENSHIP
       UNITED  STATES  OF  AMERICA

ITEM  3     SOURCE  AND  AMOUNTS  OF  FUNDS  OR  OTHER  CONSIDERATIONS

       FONNER/CAPSTON RECEIVE ITS SHARES AS PAYMENT FOR SERVICES RENDERED TO THE COMPANY DURING THE YEARS 1996, 1997,1998 AND THROUGH APRIL 5, 1999.

ITEM  4     PURPOSE  OF  TRANSACTION

CAPSTON ACQUIRED THE SHARES AS PAYMENT FOR SERVICES RENDERED DURING YEARS 1995, 1996, 1997, 1998 AND THROUGH APRIL 5, 1999 TO THE COMPANY. FOR ADDITIONAL INFORMATION, PROXY DATED MARCH 10, 1997 AND 8-K, DATED APRIL 5, 1999 ARE INCORPORATED HEREIN.

(A) (1) AS LONG AS CAPSTON IS THE RECORD OWNER OF ANY OF THE SECURITIES ISSUABLE HEREUNDER, CAPSTON WILL NOT ENGAGE IN "BUY-SIDE" TRADING ACTIVITIES, HEDGING TRANSACTIONS OR OTHER ACTIVITIES THAT COULD REASONABLY BE EXPECTED TO INFLUENCE THE MARKET PRICE OF THE SECURITIES, (2) CAPSTON WILL NOT SELL ANY SHARES IN A TRANSACTION THAT IS EFFECTED AT A PRICE LOWER THAN THE QUOTED BID PRICE OF THE SECURITIES AT THE TIME OF SALE, (3) IF CAPSTON ENGAGES IN MULTIPLE SALES IN ANY FIVE CONSECUTIVE BUSINESS DAYS, CAPSTON WILL NOT SELL ANY SHARES IN A TRANSACTION THAT IS EFFECTED AT A PRICE LOWER THAN THE LAST PRICE RECEIVED BY CAPSTON FOR THE SAME SECURITIES, (4) CAPSTON WILL NOT SELL MORE THAN 10% OF THE SHARES ISSUED TO CAPSTON IN ANY CALENDAR MONTH.

(B) REFER TO PROXY DATED MARCH 10, 1997 AND 8-K, DATED APRIL 5, 1999 ARE INCORPORATED HEREIN AS REFERENCE.


(C)

(D) REFER TO PROXY DATED MARCH 10, 1997 AND 8-K, DATED APRIL 5, 1999 ARE INCORPORATED HEREIN AS REFERENCE.


(E)

(F)

(G)

(H)

(I)

(J)

ITEM  5     INTEREST  IN  SECURITES  OF  THE  ISSUER

(A)     THERE  ARE  A  TOTAL  OF  800,000  SHARES  ISSUED  AND  OUTSTANDING.
        FONNER/CAPSTON  HAS 71,250  WHICH  EQUALS  9%.

(B)     71,250
        REFER TO PROXY DATED MARCH 10, 1997 AND 8-K, DATED APRIL 5, 1999 ARE INCORPORATED HEREIN AS REFERENCE.

(C)

(D)

(E)

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITES OF THE ISSUER

        REFER TO PROXY DATED MARCH 10, 1997 AND 8-K, DATED APRIL 5, 1999 ARE INCORPORATED HEREIN AS REFERENCE.



ITEM  7     MATERIALS  TO  BE  FILED  AS  EXHIBITS









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